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                                                                       EXHIBIT 1

              TRANSATLANTIC PETROLEUM CORP.              NEWS


             TRANSATLANTIC TERMINATES LETTER OF INTENT WITH PROTIUM

FOR IMMEDIATE RELEASE

CALGARY, ALBERTA (APRIL 27, 2001) - TransAtlantic Petroleum Corp. (TSE:TNP.U) announces that it has terminated its previously announced restated letter of intent with the Protium Energy Group of Dallas, Texas. Subject to a number of conditions, the Protium letter of intent provided for a capital infusion of US$20-45 million, the acquisition of several new oil and gas exploration and production projects and access to a license for a gas-to-liquids conversion process.

The Company has terminated the letter of intent effective April 26, 2001 due to the failure of Protium to fund the 2nd installment of $250,000 under a bridge loan commitment to the Company. It should be noted that Protium had not yet finalized a number of the proposed Protium exploration projects which were to be included in the transaction. In addition, the Protium arranged commitments for funding the private placement failed to materialize.

The Company is disappointed that the Protium letter of intent has been terminated. However, the Company remains committed to maximizing shareholder value through development of its existing assets and intends to proceed with its 2001 work program. In year 2001, the Company has plans to drill 3 development and 2 exploration wells on its West Gharib concession, onshore Egypt, an appraisal well in the Lagia field on the Central Sinai concession and 1 development on OML-109, offshore Nigeria. The development well on OML-109 is financed through the service contractor and is scheduled to spud on May 30, 2001. Additional capital will be required for the other projects and the Company is making alternative plans to raise the capital to fulfill its planned 2001 work program.

TransAtlantic is currently engaged in the exploration, development and production of crude oil and natural gas in Egypt, Nigeria and in the USA.

TRANSATLANTIC PETROLEUM CONTACTS:
BARRY D. LASKER, PRESIDENT AND CHIEF EXECUTIVE OFFICER - (713) 626-9373 SCOTT LARSEN, ACTING CHIEF FINANCIAL OFFICER - (713) 626-9373
INTERNET: HTTP://WWW.TAPCOR.COM

This press release includes projections and other "forward-looking" statements. All statements other than statements of historical facts included in this press release, including statements regarding future events, are forward-looking statements. The statements involve risks that could significantly impact TransAtlantic Petroleum Corp. These projections and statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given that these events will occur or that these projections will be achieved and actual results could differ materially from those projected. Important factors that could cause actual results to differ from the Company's expectations include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability and costs of drilling and other well services, fluctuations in oil and gas prices, government regulation and foreign political risks, as well as other risks.

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)
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